[redacted]

09058728

SEC ISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 West Ravine Court
(No. and Street)

Mequon	WI	53092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirt Bjork (262) 241-9983
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Winter, Kloman, Moter & Repp, S.C.
(Name – *if individual, state last, first, middle name*)

235 Executive Drive, Suite 160, Brookfield, WI 53005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kirt Bjork, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Distributors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
MARGARET E. BLENSKI
STATE OF WISCONSIN

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Winter, Kloman, Moter & Repp, S.C.
CPAs SUPPORTING YOUR SUCCESS

Independent Auditor's Report

To the Member
Trinity Distributors, LLC
Mequon, Wisconsin

We have audited the accompanying statement of financial condition of Trinity Distributors, LLC as of December 31, 2008, and the related statements of income and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Distributors, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Winter, Kloman, Moter & Repp, S.C.

February 25, 2009

235 N. Executive Drive, Suite 160
Brookfield, WI 53005-6064
P: 262-797-9050 F: 262-797-8251

1040 Oconomowoc Parkway
Oconomowoc, WI 53066-4621
P: 262-567-6540 F: 262-567-7285

302 N. Third St.
Watertown, WI 53094-3723
P: 920-261-6767 F: 920-261-1358

www.wkmr.com

TRINITY DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS	
Cash	$15,558
Property and equipment, net	2,838
	$18,396
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	$ 5,929
MEMBER'S EQUITY	12,467
	$18,396

The Notes to Financial Statements are an integral part of these statements.

TRINITY DISTRIBUTORS, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
For the Year Ended December 31, 2008

REVENUES	
Commission	$ 84,701
Interest income	194
Total revenues	84,895
EXPENSES	
Consulting	8,000
Professional fees	24,595
Travel, meetings, and entertainment	12,456
Dues and fees	2,047
Depreciation	4,036
Auto expense	7,143
Charitable contributions	1,260
Marketing	3,800
Repairs and maintenance	1,412
Rent	10,901
Office expense	2,328
Telephone	1,200
Utilities	981
Total operating expenses	80,159
Net income	4,736
MEMBER'S EQUITY – Beginning of Year	22,458
Distributions	(14,727)
MEMBER'S EQUITY – End of Year	$ 12,467

The Notes to Financial Statements are an integral part of these statements.

TRINITY DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,736
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	4,036
Increase in:	
Accounts payable	3,763
Net cash flows provided by operating activities	12,535
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchased property and equipment	(475)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(14,727)
Net decrease in cash	(2,667)
Cash - beginning of year	18,225
Cash - end of year	$ 15,558

The Notes to Financial Statements are an integral part of these statements.

Note 1. <u>Summary of Significant Accounting Policies</u>

Formation of the Company:

Trinity Distributors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company is a Wisconsin limited liability corporation formed on October 15, 1998 for the purpose of conducting business as an independent investment sales and marketing firm. The Company is registered as a broker-dealer in Wisconsin, Illinois and Florida.

Reserves and Custody of Securities:

For transactions in mutual fund shares, the Company operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(1) requires that the Company limit its business to the distribution of mutual funds. The Company does not hold customer funds or safekeep customer securities.

As a result of the above paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

Commission Revenue:

The Company recognizes revenue at the time the commissions are received.

Property and equipment:

Property and equipment are recorded at cost. Major expenditures for property and equipment are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over estimated useful lives ranging from 5-10 years.

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of renewal and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Provision for income taxes:

The Company is treated as a limited liability company (LLC) for federal and state tax purposes. As such, the Company's income, losses, and credits are included in the income tax return of its member.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $9,629, and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was 0.62 to 1.

Note 3. Property and Equipment

Property and equipment is stated at cost less accumulated depreciation at December 31, 2008 and is summarized as follows:

Computer equipment	$46,450
Furniture and fixtures	14,704
	61,154
Less: accumulated depreciation	58,316
	$ 2,838

Depreciation expense for the year ended December 31, 2008 was $4,036.

Note 4. Operating Lease

The Company leases office space from its member on a month to month basis at $957 per month. Total rental expenses for 2008 totaled $10,901.

TRINITY DISTRIBUTORS, LLC

SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
December 31, 2008

AGGREGATE INDEBTEDNESS	
Accounts payable	$ 5,929
Total Aggregate Indebtedness	$ 5,929
Minimum required net capital (based on aggregate indebtedness)	$ 395
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
NET CAPITAL	
Member's equity	$12,467
Deductions:	
Property and equipment	(2,838)
Net Capital	9,629
Net capital requirement (Greater of Above)	5,000
Capital in excess of minimum requirement	$ 4,629
Ratio of aggregate indebtedness to net capital	0.62 to 1

There are no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Trinity Distributors, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Trinity Distributors, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditor's report.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Trinity Distributors, LLC
Mequon, Wisconsin

In planning and performing our audit of the financial statements of Trinity Distributors, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Winter, Kloman, Moter & Repp, S.C.

February 25, 2009